SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for July 11, 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosure: Sasol publishes investor newsletter on its website

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol publishes investor newsletter on its website

The latest six-monthly online newsletter of Sasol aimed at the investor community, *Investor Insight*, has been posted on the group's website at www.sasol.com. *Investor Insight* features a quarterly business review to update Sasol followers on the overall performance of the group's major businesses ahead of its 2006 annual report, which will be published in October. Also featured is a brief update on Sasol's plans to expand its natural gas interests in Mozambique and South Africa. The capital projects updates include succinct progress reports on the ORYX and Escravos gas-to-liquids (GTL) ventures, as well as Project Turbo in South Africa and the Arya Sasol Polymer project in Iran.

The newsletter can be accessed as follows:
http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=5600002&rootid=3

11 July 2006

Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: July 11, 2006

By: /s/ N L Joubert
   Name: Nereus Louis Joubert
   Title: Company Secretary